UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Owl Rock Capital Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

None
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index:  Page 9

CUSIP NO. None	Page 2 of 12 Pages

1.	Names of Reporting Persons

SOROS FUND MANAGEMENT LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		759,680 (1)
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 5,697,598
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,697,598

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

12.43%

12.	Type of Reporting Person (See Instructions)

OO
____________
(1)  See Item 2(a)

CUSIP NO. None	Page 3 of 12 Pages

1.	Names of Reporting Persons

GEORGE SOROS

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 759,680 (1)
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		5,697,598

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,697,598

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

12.43%

12.	Type of Reporting Person (See Instructions)

IN
______________
(1)  See Item 2(a)

CUSIP NO. None	Page 4 of 12 Pages

1.	Names of Reporting Persons

ROBERT SOROS

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 759,680 (1)
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		5,697,598

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,697,598

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

12.43%

12.	Type of Reporting Person (See Instructions)

IN
_____________
(1)  See Item 2(a)

CUSIP NO. None	Page 5 of 12 Pages

Item 1(a).	Name of Issuer:

Owl Rock Capital Corp. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

245 Park Avenue, 41st Floor New York, NY 10167

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Soros Fund Management LLC (“SFM LLC”);

ii)	George Soros; and

iii)	Robert Soros.

This statement relates to Shares (as defined herein) held for the accounts of (i) Quantum Strategic Partners Ltd., an exempted limited company organized and existing under the laws of the Cayman Islands (“Quantum Strategic Partners”), and (ii) QSP Athena LP (“QSP Athena”), a Delaware limited partnership.  SFM LLC serves as principal investment manager to Quantum Strategic Partners.  As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Strategic Partners.  SFM LLC serves as principal investment manager to QSP Athena. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares held for the account of QSP Athena, but does not have the power to vote (or direct the vote) of such Shares. SFM LLC must either (i) vote such Shares in the same manner as other shareholders of the Issuer vote their Shares or (ii) seek voting instructions from the limited partner(s) of QSP Athena and vote in accordance with such instructions.  George Soros serves as Chairman of SFM LLC and Robert Soros serves as President and Deputy Chairman of SFM LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 250 West 55th Street, 38th Floor, New York, NY 10019.

Item 2(c).	Citizenship:

i)	SFM LLC is a Delaware limited liability company;

ii)	George Soros is a United States citizen; and

iii)	Robert Soros is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Shares”).

CUSIP NO. None	Page 6 of 12 Pages

Item 2(e).	CUSIP Number:

None

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of February 13, 2017, each of the Reporting Persons may be deemed to be the beneficial owner of 5,697,598 Shares, which includes (i) 759,680 Shares held for the account of Quantum Strategic Partners, and (ii) 4,937,918 Shares held for the account of QSP Athena.

Item 4(b).	Percent of Class:

As of February 13, 2017, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 12.43% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

SFM LLC
(i)	Sole power to vote or direct the vote	759,680 (1)
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	5,697,598
(iv)	Shared power to dispose or to direct the disposition of	0

George Soros
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	759,680 (1)
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,697,598

Robert Soros
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	759,680 (1)
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,697,598

_____________
(1)  See Item 2(a)

CUSIP NO. None	Page 7 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The investors in Quantum Strategic Partners and QSP Athena are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the accounts of Quantum Strategic Partners and QSP Athena, as applicable, in accordance with their ownership interests in Quantum Strategic Partners and QSP Athena.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

CUSIP NO. None	Page 8 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017	SOROS FUND MANAGEMENT LLC

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Assistant General Counsel

Date: February 14, 2017	GEORGE SOROS

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

Date: February 14, 2017	ROBERT SOROS

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

CUSIP NO. None	Page 9 of 12 Pages

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of February 14, 2017, by and among Soros Fund Management LLC, George Soros, and Robert Soros	10
B.	Power of Attorney, dated as of November 24, 2015, granted by George Soros in favor of Maryann Canfield, Jodye Anzalotta, Jay Schoenfarber, Thomas O’Grady, Regan O’Neill and Robert Soros	11
C.	Power of Attorney, dated as of November 30, 2015, granted by Robert Soros in favor of Maryann Canfield, Jodye Anzalotta, Jay Schoenfarber, Thomas O’Grady, Regan O’Neill	12

CUSIP NO. None	Page 10 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, par value $0.01 per share of Owl Rock Capital Corp., dated as of February 14, 2017, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 14, 2017	SOROS FUND MANAGEMENT LLC

By: /s/Jodye Anzalotta
Jodye Anzalotta
Assistant General Counsel

Date: February 14, 2017	GEORGE SOROS

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

Date: February 14, 2017	ROBERT SOROS

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

CUSIP NO. None	Page 11 of 12 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of MARYANN CANFIELD, JODYE ANZALOTTA, JAY SCHOENFARBER, THOMAS O’GRADY, REGAN O’NEILL and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 26th day of June, 2009 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 24th day of November, 2015.

GEORGE SOROS

/s/ Daniel Eule
Daniel Eule
Attorney-in-Fact for George Soros

CUSIP NO. None	Page 12 of 12 Pages

 EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of MARYANN CANFIELD, JODYE ANZALOTTA, JAY SCHOENFARBER, THOMAS O’GRADY and REGAN O’NEILL, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 3rd day of October, 2007 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of November, 2015.

ROBERT SOROS

/s/ Robert Soros